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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of June

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  June 1, 2005

                                        2

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   FUTUREMEDIA ANNOUNCES AGREEMENT WITH NETWORK RAIL TO PROVIDE HOME COMPUTING
                    INITIATIVE TAX-EFFICIENT BENEFITS PACKAGE

    BRIGHTON, England, June 1 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning and benefits services provider, today announced an agreement with Network Rail, the owner and operator of Britain's railway infrastructure, to provide an integrated package of home computers, learning and self-improvement software, and support services, to its employees under the UK Government's Home Computing Initiative (HCI).

    Through its Learning For All(TM) (LFA) service, which incorporates next-generation e-learning with the delivery of lifestyle-enhancing employee benefits programs, Futuremedia will handle the full implementation of HCI on behalf of Network Rail. Over the course of the next twelve months, the program is expected to include marketing the benefits package to Network Rail employees, delivery/installation of a choice of packages including internet- ready home computers, a variety of self-improvement and entertainment software, internet access, and complete customer support, all served by a single Futuremedia help line. The first phase of the program is expected to be launched in late June.

    "We are pleased to serve yet another one of the UK's largest and most important employers, highlighting the superior value proposition of our product." said Leonard M. Fertig, CEO of Futuremedia. "Network Rail is a household name in Britain, through its 32,000 employees, overseeing over 21,000 miles of track and more than 40,000 bridges and tunnels. Given the significant size and widely spread nature of its organization, we believe that Futuremedia can offer the resources and expertise to deliver HCI in an efficient and effective manner, while reducing the administrative burden on Network Rail's infrastructure. We look forward to delivering HCI to them and partnering with Network Rail in its efforts to further develop the capabilities of its people."

    About Network Rail:
    Network Rail is the 'not for dividend' owner and operator of Britain's railway infrastructure, which includes the tracks, signals, tunnels, bridges, viaducts, level crossings and stations - the largest of which we also manage. We are working to rebuild Britain's railway and provide a safe, reliable and efficient rail infrastructure for freight and passenger trains to use. Our website: http://www.networkrail.co.uk

    About Futuremedia:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves more than 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk .

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Network Rail contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             06/01/2005
    /CONTACT:  Mike Smargiassi, or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk
                http://www.ukhomecomputing.co.uk